UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2002

David P. Slotkin
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Re: CarrAmerica Realty Corporation
Incoming letter dated January 8, 2002

Dear Mr. Slotkin:

This is in response to your letter dated January 8, 2002 concerning the shareholder proposal submitted to CarrAmerica by the Service Employees International Union. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Anna Burger
International Secretary-Treasurer
Service Employees International Union
1313 L Street, N.W.
Washington, DC 20005

HOGAN & HARTSON
L.L.P.

Rule 14a-8(i)(11)

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

January 8, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CarrAmerica Realty Corporation/Exclusion From Proxy Materials of Shareholder Proposal Submitted by The Service Employees International Union

Ladies and Gentlemen:

On behalf of CarrAmerica Realty Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal submitted by the Service Employees International Union (the "SEIU") from its proxy materials for its 2002 annual meeting of shareholders (the "Annual Meeting"). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the proposal from its Annual Meeting proxy statement for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 29, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the SEIU proposal may be excluded from the proxy materials for the Annual Meeting because the proposal would be substantially duplicative, within the meaning of Rule 14a-8(i)(11), of another proposal that has previously been submitted.

BACKGROUND AND THE PROPOSAL

SEIU submitted its proposal to the Company by letter dated November 28, 2001, a copy of which is attached hereto as **Exhibit A**. The November 28, 2001 letter contained the following proposal (the "SEIU Proposal") for shareholder consideration at the Annual Meeting:

> "RESOLVED: That the shareholders of CarrAmerica Realty Corporation urge the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of Director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of Directors previously elected."

Prior to receipt of the SEIU Proposal, on May 29, 2001, the Company received a proposal for shareholder consideration at the Annual Meeting from another shareholder, Mrs. Evelyn Y. Davis (the "Davis Proposal"), a copy of which is attached hereto as **Exhibit B**. The Company intends to include the Davis Proposal in the proxy materials for the Annual Meeting. The Davis Proposal is as follows:

> "RESOLVED: That the stockholders of Carr American Realty [SIC] recommend that the Board of Directors take the necessary steps to instate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

DISCUSSION

<u>The SEIU Proposal is Substantially Duplicative of the Davis Proposal under Rule 14a-8(i)(11)</u>

We believe that the SEIU Proposal should be excludable from the Company's proxy materials as duplicative of the Davis Proposal under Rule 14a-8(i)(11). This rule provides that a proposal may be omitted if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same, even if the proposals are not identical. The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. For example, in *USG Corp.* (April 7, 2000), the company received the following proposals: (1) that the company redeem or cancel its existing shareholder rights agreement and prohibit any new shareholder rights agreement from becoming effective unless it was approved by the shareholders; and (2) that the company redeem the shareholder rights agreement and not implement a new shareholder rights agreement. The company successfully argued that the proposals were duplicative under Rule 14a-8(i)(11) because, although they differed in terms and breadth, they both had the same thrust or focus.

In *Monsanto Co.* (February 7, 2000), Monsanto was permitted to exclude a proposal to declassify its board and elect all directors each year, where the company had previously received, and intended to include in its proxy materials, a board declassification proposal requesting that all of the company's directors be elected at every third annual meeting.

Here, although the words of the SEIU Proposal and the Davis Proposal are not identical, the SEIU Proposal substantially duplicates the Davis Proposal, and the two proposals clearly have the same focus: both proposals request that the Company's board of directors take the necessary steps to repeal the Company's staggered board and to adopt a system whereby directors are elected annually. The Company intends to include the Davis Proposal (the first of the two proposals received) in the proxy materials for the Annual Meeting.

CONCLUSION

For the foregoing reasons, the Company believes that the SEIU Proposal may properly be excluded from the Annual Meeting proxy materials under Rule 14a-8(i)(11) and has determined to omit the SEIU Proposal from the proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-3675 or David Bonser at (202) 637-5868.

Very truly yours,

David P. Slotkin

cc: Linda A. Madrid, Corporate Secretary,
CarrAmerica Realty Corporation
Ann Marie Pulsch, Assistant Corporate Secretary,
CarrAmerica Realty Corporation
The Service Employees International Union

Enclosures: 6 copies of the SEIU Proposal
6 copies of the Davis Proposal
6 copies of this letter

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202 898.3200
TDD 202 898 3481
www.SEIU.org

November 28, 2001

Ms. Linda A. Madrid
Managing Director, General Counsel & Secretary
CarrAmerica Realty Corporation
1850 K Street, NW
Washington, DC 20006

Dear Ms. Madrid:

We are submitting the enclosed resolution requesting that the Board of Directors of CarrAmerica Realty Corporation take the necessary steps to declassify the Board of Directors for the purpose of Director elections.

The Service Employees International Union (SEIU) has owned 78 shares of CarrAmerica Realty Corporation for the requisite time period and intends to continue holding them through the date of the next annual meeting. SEIU members are also participants in many state, county, and municipal pension funds that are major holders of stock in US companies, including REITs.

A representative of the SEIU will appear in person or by proxy to bring the resolution before the meeting.

Should you have any questions regarding this matter, please call Steve Abrecht, Director of Benefits at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer

SA:tm

OPEIU #2
AFL-CIO, CLC

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of CarrAmerica Realty Corporation urge the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of Director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of Directors previously elected.

SUPPORTING STATEMENT

We believe the election of Directors is the most powerful way that shareholders influence the strategic direction of our company. Currently the Board of Directors of CarrAmerica Realty Corporation is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of CarrAmerica Realty Corporation and its shareholders. The elimination of the staggered board would require each Director to stand for election annually. This procedure would allow shareholders an opportunity to annually register their views on the performance of the board collectively and each Director individually. Concerns that the annual election of Directors would leave CarrAmerica Realty Corporation without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent Directors' contributions were not valued.

A classified board of Directors protects the incumbency of the board of Directors and current management, which in turn limits accountability to stockholders. It is our belief CarrAmerica Realty Corporation's corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the company. While CarrAmerica Realty Corporation's current performance is good, we believe sound corporate governance practices, such as the annual election of Directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

Classified boards like ours have become increasingly unpopular in recent years. Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including Kroger, Merck, Airborne, Albertson's Inc., U.S. Bancorp, Delphi Automotive, Maytag, United Health Group, Wisconsin Energy, and Alaska Air Group.

For a greater voice in the governance of CarrAmerica Realty Corporation and annual Board of Directors accountability we ask shareholder to vote YES on this proposal.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
00 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON DC 20037
(202) 737-7755 OR
(202) 338-8989

RECEIVED
MAY 25 2001

CERTIFIED RETURN
RECEIPT REQUESTED

May 21,2001

Tom Carr, CEO
CARR AMERICAN REALTY COS.
1850 K Str.N.W.
Washington,D.C. 20006

Dear Tom:

This is a formal notice to the management of Carr American Realty that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2002. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Carr American Realty recommend that the Board of Directors take the necessary steps to instate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "~~Until recently, directors of~~ ~~were elected annually by all shareholders~~."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"Last year the owners of.....*shares,representing approximately 37% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

P.S.....*Please fill in correct figure.

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CarrAmerica Reality Corporation
Incoming letter dated January 8, 2002

The proposal urges the board to take the necessary steps to elect the entire board of directors annually.

There appears to be some basis for your view that CarrAmerica may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in CarrAmerica's 2002 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if CarrAmerica omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Jonathan Ingram
Special Counsel